UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.  23)*

Old Stone Corporation

(Name of Issuer)

Common Stock, par value $1.00 per share
Cumulative Voting Convertible Preferred Stock,
Series B, par value $1.00 per share

(Title of Class of Securities)

680293107 (Common Stock)
680293305 (Preferred Stock)

(CUSIP Number)

David S. Klafter, Esq.
Gotham Partners Management Co., LLC
110 East 42nd Street
New York, NY  10017
(212) 286-0300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 10, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 680293107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Manticore Properties, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,407,144 Common Shares

	8.	Shared Voting Power 0 Common Shares

	9.	Sole Dispositive Power 1,407,144 Common Shares

	10.	Shared Dispositive Power 0 Common Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,407,144 Common Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.96%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 680293305
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Manticore Properties, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 299,016 Preferred Shares

	8.	Shared Voting Power 0 Preferred Shares

	9.	Sole Dispositive Power 299,016 Preferred Shares

	10.	Shared Dispositive Power 0 Preferred Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 299,016 Preferred Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 28.56%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 680293107
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Manticore Properties II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 455,203 Common Shares

	8.	Shared Voting Power 0 Common Shares

	9.	Sole Dispositive Power 455,203 Common Shares

	10.	Shared Dispositive Power 0 Common Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 455,203 Common Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.49%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 680293305
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Manticore Properties II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 80,188 Preferred Shares

	8.	Shared Voting Power 0 Preferred Shares

	9.	Sole Dispositive Power 80,188 Preferred Shares

	10.	Shared Dispositive Power 0 Preferred Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 80,188 Preferred Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.66%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 680293107
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mantpro, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Common Shares

	8.	Shared Voting Power 455,203 Common Shares

	9.	Sole Dispositive Power 0 Common Shares

	10.	Shared Dispositive Power 455,203 Common Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 455,203 Common Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.49%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 680293305
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mantpro, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Preferred Shares

	8.	Shared Voting Power 80,188 Preferred Shares

	9.	Sole Dispositive Power 0 Preferred Shares

	10.	Shared Dispositive Power 80,188 Preferred Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 80,188 Preferred Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.66%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 680293107
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gotham Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 564,338 Common Shares

	8.	Shared Voting Power 1,407,144 Common Shares

	9.	Sole Dispositive Power 564,338 Common Shares

	10.	Shared Dispositive Power 1,407,144 Common Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,971,482 Common Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.76%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 680293305
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gotham Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 27,428 Preferred Shares

	8.	Shared Voting Power 299,016 Preferred Shares

	9.	Sole Dispositive Power 27,428 Preferred Shares

	10.	Shared Dispositive Power 299,016 Preferred Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 326,444 Preferred Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.18%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 680293107
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gotham Partners III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 56,278 Common Shares

	8.	Shared Voting Power 1,407,144 Common Shares

	9.	Sole Dispositive Power 56,278 Common Shares

	10.	Shared Dispositive Power 1,407,144 Common Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,463,422 Common Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.64%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 680293305
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gotham Partners III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,946 Preferred Shares

	8.	Shared Voting Power 299,016 Preferred Shares

	9.	Sole Dispositive Power 3,946 Preferred Shares

	10.	Shared Dispositive Power 299,016 Preferred Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 302,962 Preferred Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 28.94%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 680293107
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gotham International Advisors, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 724,661 Common Shares

	8.	Shared Voting Power 0 Common Shares

	9.	Sole Dispositive Power 724,661 Common Shares

	10.	Shared Dispositive Power 0 Common Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 724,661 Common Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.73%

14.	Type of Reporting Person (See Instructions) OO; IA

CUSIP No. 680293305
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gotham International Advisors, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 167,915 Preferred Shares

	8.	Shared Voting Power 0 Preferred Shares

	9.	Sole Dispositive Power 167,915 Preferred Shares

	10.	Shared Dispositive Power 0 Preferred Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 167,915 Preferred Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.04%

14.	Type of Reporting Person (See Instructions) OO; IA

CUSIP No. 680293107
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gotham Holdings II, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Common Shares

	8.	Shared Voting Power 1,407,144 Common Shares

	9.	Sole Dispositive Power 0 Common Shares

	10.	Shared Dispositive Power 1,407,144 Common Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,407,144 Common Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.96%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 680293305
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gotham Holdings II, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Preferred Shares

	8.	Shared Voting Power 299,016 Preferred Shares

	9.	Sole Dispositive Power 0 Preferred Shares

	10.	Shared Dispositive Power 299,016 Preferred Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 299,016 Preferred Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 28.56%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 680293107
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gotham Holdings II, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 71,625 Common Shares

	8.	Shared Voting Power 0 Common Shares

	9.	Sole Dispositive Power 71,625 Common Shares

	10.	Shared Dispositive Power 0 Common Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 71,625 Common Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.86%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 680293305
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gotham Holdings III, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 18,184 Preferred Shares

	8.	Shared Voting Power 0 Preferred Shares

	9.	Sole Dispositive Power 18,184 Preferred Shares

	10.	Shared Dispositive Power 0 Preferred Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,184 Preferred Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.74%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 680293107
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William A. Ackman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Common Shares

	8.	Shared Voting Power 3,279,249 Common Shares

	9.	Sole Dispositive Power 0 Common Shares

	10.	Shared Dispositive Power 3,279,249 Common Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,279,249 Common Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 39.52%

14.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 680293305
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William A. Ackman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Preferred Shares

	8.	Shared Voting Power 593,547 Preferred Shares

	9.	Sole Dispositive Power 0 Preferred Shares

	10.	Shared Dispositive Power 593,547 Preferred Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 593,547 Preferred Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 56.69%

14.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 680293107
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David P. Berkowitz

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Common Shares

	8.	Shared Voting Power 2,824,046 Common Shares

	9.	Sole Dispositive Power 0 Common Shares

	10.	Shared Dispositive Power 2,824,046 Common Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,824,046 Common Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 34.04%

14.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 680293305
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David P. Berkowitz

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Preferred Shares

	8.	Shared Voting Power 516,489 Preferred Shares

	9.	Sole Dispositive Power 0 Preferred Shares

	10.	Shared Dispositive Power 516,489 Preferred Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 516,489 Preferred Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 49.33%

14.	Type of Reporting Person (See Instructions) IN; HC

This Amendment No. 23 amends the Statement on Schedule 13D, as originally filed on December 24, 1997 (the “Prior Statement”) as amended and restated by Amendment No. 20 previously filed on June 10, 2003, (the “Statement”) by Gotham Partners, L.P., a New York limited partnership (“Gotham”), Gotham Partners II, L.P., a New York limited partnership (“Gotham II”), Gotham Partners III, L.P., a New York limited partnership (“Gotham III”), (together the “Funds”), Manticore Properties, LLC, a Delaware limited liability company (“Manticore”), Gotham International Advisors, L.L.C., a Delaware limited liability company (“Gotham Advisors”), Mantpro, LLC, a Delaware limited liability company (“Mantpro, LLC”), Manticore Properties II, L.P. (the “Purchaser”), Gotham Holdings II, L.L.C., a Delaware limited liability company (“Holdings II”), Gotham Holdings III, L.L.C., a Delaware limited liability company (“Holdings III”), Mr. William A. Ackman (“Ackman”) and Mr. David Berkowitz (“Berkowitz”) and relating to the beneficial ownership of shares of Common Stock, par value $1.00 per share (the “Common Shares”) and shares of Cumulative Voting Convertible Preferred Stock, Series B, par value $1.00 per share (the “Preferred Shares” and together with the Common Shares, the “Shares”) of Old Stone Corporation, a Rhode Island corporation (the “Company”).  This amended and restated Schedule 13D is being filed to disclose the shares acquired by the Purchaser since April 23, 2004.

The numbered items set forth below corresponding to the numbered items previously set forth in the Statement are hereby amended and restated as follows:

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

None of the Reporting Persons have acquired any Shares in the sixty days prior to the date of the filing of this Statement on Schedule 13D except as previously reported.  All of the funds required for the prior purchases of Shares by any Reporting Person since the date of the filing of Amendment No. 21 to the Prior Statement were obtained from the general funds of the general and limited partners of Purchaser.  In the case of purchases of Common and Preferred Stock made on 11/10/04, the purchasers paid for those shares by granting limited liability company interests in Manticore II to the seller of those shares.

Item 4.	Purpose of Transaction

Item 5.	Interest in Securities of the Issuer

(a) Manticore beneficially owns 1,407,144 Common Shares or 16.96% of the outstanding Common Shares and 299,016 or 28.56% of the outstanding Preferred Shares.  The sole power to vote or direct the voting of and the power to dispose or direct the disposition of, such Shares is held by Manticore.

Manticore II beneficially owns 455,203 Common Shares or 5.49% of the outstanding Common Shares and 80,188 Preferred Shares or 7.66% of the outstanding Preferred Shares.  The sole power to vote or direct the voting of and the power to dispose or direct the disposition of, such Shares is held by Manticore II.

Gotham, Ackman, Berkowitz, Gotham III, Holdings II, Holdings III and Mantpro, LLC have shared power to vote or direct the voting of and the power to dispose or direct the disposition of, such Shares as described below.

Gotham beneficially owns an aggregate of 1,971,482 or 23.76% of the outstanding Common Shares, of which (i) 564,338 Common Shares are directly owned by Gotham, and (ii) 1,407,144 Common Shares are indirectly owned by Gotham through Manticore. Gotham beneficially owns an aggregate of 326,444 or 31.18% of the outstanding Preferred Shares, of which (i) 27,428 Preferred Shares are directly owned by Gotham, and (ii) 299,016 Preferred Shares are indirectly owned by Gotham through Manticore. Gotham III beneficially owns an aggregate of 1,463,422 or 17.64% of the outstanding Common Shares, of which (i) 56,278 Common Shares are directly owned by Gotham III, and (ii) 1,407,144 Common Shares are indirectly owned by Gotham III through Manticore.  Gotham III beneficially owns an aggregate of 302,962 or 28.94% of the outstanding Preferred Shares, of which (i) 3,946 Preferred Shares are directly owned by Gotham III, and (ii) 299,016 Preferred Shares are indirectly owned by Gotham III through Manticore.

Gotham Partners International, Ltd. (“Gotham International”) owns 724,661 Common Shares or 8.73% of the outstanding Common Shares and 167,915 Preferred Shares or 16.04% of the outstanding Preferred Shares.  The sole power to vote or direct the voting of and the power to dispose or direct the disposition of such Shares is held by Gotham Advisors.

Holdings II beneficially owns an aggregate of 1,407,144 or 16.96% of the outstanding Common Shares, which are indirectly owned by Holdings II through Manticore.  Holdings II beneficially owns an aggregate of 299,016 or 28.56% of the outstanding Preferred Shares, which are indirectly owned by Holdings II through Manticore.

Holdings III owns 71,625 Common Shares or 0.86% of the outstanding Common Shares and 18,184 Preferred Shares or 1.74% of the outstanding Preferred Shares.  The sole power to vote or direct the voting of and the power to dispose or direct the disposition of such Shares is held by Gotham Management.

Mantpro, LLC indirectly through Manticore II, beneficially owns 455,203 Common Shares or 5.49% of the outstanding Common Shares and 80,188 Preferred Shares, or 7.66% of the outstanding Preferred Shares.  The sole power to vote or direct the voting of and the power to dispose or direct the disposition of such Shares is held by Manticore II.

Ackman beneficially owns an aggregate of 3,279,249 Common Shares or 39.52% of the outstanding Common Shares which are indirectly owned by Ackman through each of Manticore, Gotham, Gotham III, Gotham International, Holdings II, Holdings III, Mantpro, LLC and the Purchaser.  Ackman beneficially owns an aggregate of 593,547 Preferred Shares or 56.69% of the outstanding Preferred Shares which are indirectly owned by Ackman through each of Manticore, Gotham, Gotham III, Gotham International, Holdings II, Holdings III, Mantpro, LLC and the Purchaser.

Berkowitz beneficially owns an aggregate of 2,824,046 Common Shares or 34.04% of the outstanding Common Shares which are indirectly owned by Berkowitz through each of Manticore, Gotham, Gotham III, Gotham International, Holdings II and Holdings III.  Berkowitz beneficially owns an aggregate of 516,489 Preferred Shares or 49.33% of the outstanding Preferred Shares which are indirectly owned by Berkowitz through each of Manticore, Gotham, Gotham III, Gotham International, Holdings II and Holdings III.

The number of shares beneficially owned by each of the Reporting Persons, and the percentages of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.  The ownership of the Reporting Persons is based on 8,297,046 outstanding Common Shares and 1,046,914 outstanding Preferred Shares of the Issuer as of July 18, 2002, as reported in the Issuer’s Annual Report on Form 10-K for the period ended December 31, 2001.

(b) Pursuant to the Investment Management Agreement, filed as Exhibit 1 to this Schedule 13D, Gotham Advisors currently has the power to vote and to dispose of all of the Common Stock beneficially owned by Gotham International.

(c) None of the Reporting Persons has affected any transactions in the securities of the Company during the last sixty days, except as previously reported. (d) and (e). Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits

Exhibit 1*	Agreement, dated November 14, 1997, among Manticore Properties, LLC, Gotham Partners, L.P. and Gotham Partners II, L.P.

Exhibit 2*	Joint Filing Agreement, dated as of June 9, 2003

* Previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 15, 2004

MANTICORE PROPERTIES, LLC

By:	/s/ William A. Ackman, by power of attorney
	Name:	William A. Ackman
	Title:	Managing Member

MANTICORE PROPERTIES II, L.P.

By:	Mantpro, LLC
its General Partner

By:	/s/ William A. Ackman, by power of attorney
	Name:	William A. Ackman
	Title:	Managing Member

MANTPRO, LLC

By:	/s/ William A. Ackman, by power of attorney
	Name:	William A. Ackman
	Title:	Managing Member

GOTHAM PARTNERS, L.P.

By:	Section H Partners, L.P.,
its general partner
By:	Karenina Corporation
a general partner of Section H
Partners, L.P.

By:	/s/ William A. Ackman, by power of attorney
	Name:	William A. Ackman
	Title:	President

GOTHAM PARTNERS III, L.P.

By:	Section H Partners, L.P.,
its general partner

By:	Karenina Corporation
a general partner of Section H
Partners, L.P.

By:	/s/ William A. Ackman, by power of attorney
	Name:	William A. Ackman
	Title:	President

GOTHAM INTERNATIONAL ADVISORS, L.L.C.

By:	/s/ William A. Ackman, by power of attorney
	Name:	William A. Ackman
	Title:	Senior Managing Member

GOTHAM HOLDINGS II, L.L.C.

By:	Gotham Holdings Management LLC, the Manager

By:	/s/ William A. Ackman, by power of attorney
William A. Ackman
Senior Managing Member

GOTHAM HOLDINGS III, L.L.C.

By:	Gotham Holdings Management LLC, the Manager

By:	/s/ William A. Ackman, by power of attorney
William A. Ackman
Senior Managing Member

Exhibit Index

Exhibit No.	Description

Exhibit 1*	Agreement, dated November 14, 1997,
among Manticore Properties, LLC,
Gotham Partners, L.P. and
Gotham Partners II, L.P.

Exhibit 2*	Joint Filing Agreement, dated as of June 9, 2003

* Previously filed.